KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Francisk
Tel. +3
Fax +3
Email: s.com


06012713

7 April, 2006

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 7 April, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

CAPITAL GROUP COMPANIES, INC'S HOLDING IN KCI KONECRANES DECREASED TO 4.90 PERCENT

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act:

KCI Konecranes has been informed of a decrease in the holding of The Capital Group Companies, Inc (Taxpayer I.D. 86-0206507) in KCI Konecranes Plc. On 5 April, 2006 The Capital Group Companies, Inc. (CGC) were in possession of 2,895,560 KCI Konecranes shares. This holding represents 4.90 percent of the share capital and voting rights of KCI Konecranes Plc.

Holdings between the Capital Group of Companies were as follows:

Company	Number of shares	% of shares and voting rights
Capital Research and Management Company	2,575,040	4.3578
Capital Guardian Trust Company	298,520	0.5052
Capital International, Inc.	16,800	0.0284
Capital International Limited	0	0.0000
Capital International, S.A.	5,200	0.0088
TOTAL	2,895,560	4.9002

On the basis of a previous announcement CGC's holding amounted to 6.91 % of the share capital and of the voting rights in KCI Konecranes Plc on 1 November, 2005.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 29,545,460 and the total number of shares is 59,090,920.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
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